ROBIN S. YONIS

Vice President

General Counsel

Office: (949) 219-6767

Fax: (949)719-0804

E-mail Robin.Yonis@PacificLife.com

June 8, 2016

VIA EDGAR

Alison T. White, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pacific Select Fund

File Nos. 033-13954 and 811-05141

Definitive Proxy Statement on Schedule 14A

Dear Ms. White:

This letter is being provided on behalf of Pacific Select Fund (the “Trust”) in response to a comment received from the U.S. Securities and Exchange Commission (“SEC”) staff following the April 29, 2016 filing of the Trust’s definitive proxy statement and accompanying comment/response letter dated April 25, 2016 (“Original Letter”), which responded to SEC staff comments on the related preliminary proxy statement that was filed with the SEC on March 31, 2016.

Comment:   The comment in and response to item 8(c) in the Original Letter does not reflect the SEC staff’s current position on the application of a mutual fund’s concentration policy to privately issued asset-backed securities. Please submit a supplemental letter that describes our current position, which is that a mutual fund must apply its concentration policy to privately issued asset-backed securities, including privately issued mortgage-related securities, and this might involve, but does not necessarily require, looking through the asset-backed security to the underlying receivables to identify the industry represented by the security. In addition, please delete the following disclosure from the proxy statement and do not include it in future filings, for example, filings on Form N-1A:

“Mortgage-related securities, asset- backed securities, corporate bonds, government bonds, floating rate loans, etc., are types of securities, not industries and therefore investment in any of those types of securities does not represent a concentration in a particular industry or group of industries. Mortgages may be divided into various investment types or exposures such as residential mortgages, commercial mortgages, industrial mortgages, etc. each having its own risk/return characteristics. Further, mortgages may be grouped by credit rating (AAA, A, B, subprime, etc.) each with its own risk/return profile. Similarly, asset-backed securities may be backed by different assets, such as automotive loans, installment sales contracts, computer and other leases, credit card receivables, home equity loans, etc., each of which provides different risk/return characteristics. Therefore, the Trust does not consider either mortgage-related securities or asset-backed securities to be an industry. It should be noted however, that while these are not considered industries”

Response:  The Trust acknowledges the SEC staff’s current position on the application of a mutual fund’s concentration policy to privately issued asset-backed securities, as described in the above comment. The Trust will omit the disclosure from future filings. The Trust respectfully declines to make the requested disclosure change in its proxy statement. The Trust’s proxy statements were mailed before receiving the comment and therefore the Trust is not in a position to make the change other than with a supplemental mailing, which would create significant additional costs and potential shareholder confusion. Moreover, in our view, the disclosure to be stricken (noted above) is not inconsistent with the SEC staff’s current position because it allows for application of the Trust’s concentration policy to privately issued asset-backed securities. In addition, we note that each Fund has adopted an investment policy to limit its investments in privately issued mortgage-related securities to 25% and to limit its investments in other types of privately issued asset-backed securities to 25%, which addresses the concerns that concentration policies are intended to address.

Sincerely,

/s/ Robin S. Yonis